Camflo International Inc.

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Suite# 1205 789 West Pender Street, Vancouver, BC, Canada, V6C-1H2

                                           Tel (604) 685-9181        Fax (604) 685-9182

                           Suite# 275 999-8 Street S.W., Calgary, Alberta, Canada, T2R-1J5

                                           Tel (403) 531-1700         Fax (403) 531-1719

July 16, 2004                                 NEWS RELEASE

TSX Venture Symbol: CFF

                                          CAMFLO RAISES $6.2 MILLION

                        PURCHASE OF INTEREST IN THE JOFFRE PROPERTY

Camflo International Inc (“ Camflo”) is pleased to announce, that further to its News Release dated

June 25, 2004, Camflo has completed the private placement with Dominick & Dominick Securities Inc. of Toronto, Ontario as detailed below:

The Offering

The private placement consisted of the issuance of a total of 9,000,000 common shares of Camflo at a price of $0.50 per share and a further 3,185,273 “flow through” common shares at a price of $0.55 per share for total gross proceeds of $6,251,900.15.  The private placement has been effected through Dominick and Dominick Securities Inc. (the “Agent”) under the terms of an agency agreement between Camflo and the Agent.  The Agent has received a cash commission equal to 7% of the proceeds of the private placement ($437,633) and brokers warrants entitling the holder thereof to acquire such number of common shares at a price of $0.50 per share for a term of 18 months as is equal to 10% of the number of shares issued in the private placement (1,218,527). In connection with the private placement, certain principals of Camflo have sold 2 million shares of Camflo at $0.50 per share to an investor as a prearranged trade in order to facilitate the purchaser’s desire to acquire free trading shares. The proceeds from the sale, by such principals, have been invested in the private placement by way of a subscription for 2 million common shares at $0.50 per share.

Proceeds of the private placement have been used to fund the purchase from Spearhead Resources Inc. (“Spearhead”) of its interest in the Joffre oil and gas property in central Alberta, to provide for certain other advances to Spearhead, and for working capital.

Transactions With Spearhead Resources Inc.

Joffre Property

Pursuant to a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) dated July 7, 2004, Camflo purchased Spearhead’s 32% working interest in the Joffre oil and gas property in central Alberta (the “Joffre Property”).  Under the Purchase and Sale Agreement Camflo has paid a purchase price of $3,500,000 and has provide a further $1,500,000 to Spearhead on account of outstanding joint venture obligations and approved AFEs.  Closing of the acquisition of the Joffre Property occurred concurrently with the closing of the private placement.

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The Joffre property produced 245 BOEPD last month under allowable production rates from a D-3 reef.  Spearhead’s interest is a GOR until payout (convertible to a 32% working interest) and payout is expected to occur during the summer.

G.P.P. (Good Production Practice) has been applied for and when approved it is expected that the well production will be raised substantially.  There is the potential for future drilling on this prospect.

Amalgamation

Camflo and Spearhead have also entered into an Amalgamation Agreement (the “Amalgamation Agreement”) dated for reference July 7, 2004 wherein, subject to regulatory and shareholder approval, Camflo and Spearhead would amalgamate on the basis that Camflo shareholders would receive three shares of the newly formed company (“Amalco”) for every four shares of Camflo held while Spearhead shareholders would receive one share of Amalco for every share of Spearhead held.  It is proposed that the board of directors of Amalco will be comprised of 5 directors, 3 of whom are Camflo directors and 2 of whom are Spearhead directors. Subject to final regulatory and shareholder approvals, closing of the amalgamation is expected to occur in September 2004.

Camflo is a Junior Oil and Gas Company with ongoing exploration and development programs at Prairie River, Snipe Lake, Rainbow, Goose River, and Alexander areas in Alberta.

For further information, please contact:

Thomas A. Doyle,

Phone: (604) 685-9181

Email: camflo@telus.net

CAMFLO INTERNATIONAL INC.

Thomas A. Doyle, President, CEO

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.